Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **October 2009**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ x ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐ x ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Attached as Exhibit 99.1 are the slides to be used in Alcon, Inc.'s Third Quarter 2009 Results Webcast on October 28, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   October 28, 2009   By   /s/ Richard J. Croarkin
                                                  Name: Richard J. Croarkin
                                                  Title: Senior Vice President, Finance and Chief
                                                  Financial Officer

Date   October 28, 2009   By   /s/ Elaine E. Whitbeck
                                                  Name Elaine E. Whitbeck
                                                  Title: General Counsel and Corporate Secretary